FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2010	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information Mexican Stock Exchange Ticker: KOFL NYSE (ADR) Ticker: KOF

	2010 FIRST-QUARTER RESULTS

		First Quarter

		2010	2009	Δ%

Ratio of KOF L to KOF = 10:1	Total Revenues	23,595	22,526	4.7%

	Gross Profit	10,715	10,443	2.6%

	Operating Income	3,518	3,305	6.4%

	Net Controlling Interest Income	2,110	1,327	59.0%

	EBITDA(1)	4,476	4,274	4.7%

	Net Debt (2)	4,473	5,971	-25.1%

	(3) EBITDA/ Interest Expense, net	14.98	9.06

	(3) EBITDA/ Interest Expense	12.26	7.63

	(3) Earnings per Share	5.04	2.87

	Capitalization(4)	22.8%	20.2%

	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 8 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 23,595 million in the first quarter of 2010, an increase of 4.7% compared to the first quarter of 2009, mainly driven by double-digit total revenue growth in our Mercosur division. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 19%.
Consolidated operating income grew 6.4% to Ps. 3,518 million for the first quarter of 2010, mainly driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions. Our operating margin reached 14.9% for the first quarter of 2010.
Consolidated net controlling interest income increased 59.0% to Ps. 2,110 million in the first quarter of 2010, mainly reflecting a more favorable comprehensive financing result in combination with higher operating income, resulting in earnings per share of Ps. 1.14 in the first quarter of 2010.

Mexico City (April 22, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca- Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America in terms of sales volume, announces results for the first quarter of 2010.

"Our operations were able to deliver solid results for the quarter, growing revenues and EBITDA by approximately 19 and 17 percent, respectively, on a currency neutral basis. We continued to benefit from the strong performance of our sparkling beverage portfolio, supported by a 6 percent growth of brand Coca-Cola across our territories. The still beverage category, driven mainly by the Jugos del Valle line of juice-based beverages, grew significantly in our Latincentro and Mercosur divisions. Additionally, we benefited from the integration of the Brisa water business in Colombia. Our Company is in a very strong financial position and we believe that we are taking the right steps to constantly develop new capabilities that allow us to maximize the potential of our business and capture the value of learning." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

April 22, 2010	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 4.7% to Ps. 23,595 million in the first quarter of 2010, compared to the first quarter of 2009 despite a negative currency translation effect, mainly due to the devaluation of the Venezuelan bolivar (Refer to Recent Developments). On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 19%, driven by growth in both pricing and volumes.

Total sales volume increased 6.3% to reach 589.4 million unit cases in the first quarter of 2010 as compared to the same period in 2009 as a result of (i) increases in sparkling beverages across our divisions, mainly due to a 6% increase in the Coca-Cola brand, accounting for more than 65% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing less than 20%, and (iii) still beverages sales volume, supported by the Jugos del Valle line of business across our territories, accounting for approximately 15% of incremental sales volume. Excluding Brisa, total sales volume increased 4.1% .

Our gross profit increased 2.6% to Ps. 10,715 million in the first quarter of 2010, compared to the first quarter of 2009. Cost of goods sold increased 6.6%, mainly driven by higher year-over-year sweetener costs, which were partially offset by the appreciation of the Colombian peso(1), the Brazilian real(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 45.4% in the first quarter of 2010 as compared to 46.4% in the same period in 2009.

Our consolidated operating income increased 6.4% to Ps. 3,518 million in the first quarter of 2010, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Operating expenses grew 0.8% in the first quarter of 2010, mainly as a result of (i) continued marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America, (ii) higher labor costs in Venezuela and (iii) higher labor and freight costs in Argentina. Our operating margin was 14.9% in the first quarter of 2010, an expansion of 20 basis points compared to the same period in 2009.

During the first quarter of 2010, we recorded Ps. 156 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the first quarter of 2010 recorded an expense of Ps. 179 million as compared to an expense of Ps. 938 million in the same period of 2009, mainly driven by the quarterly appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position and lower net interest expenses.

During the first quarter of 2010, income tax, as a percentage of income before taxes, was 29.8% compared to 30.7% in the same period of 2009.

Our consolidated net controlling interest income(2) increased by 59.0% to Ps. 2,110 million in the first quarter of 2010 as compared to the first quarter of 2009, mainly as a result of a more favorable comprehensive financing result in combination with higher operating income. Earnings per share (EPS) in the first quarter of 2010 were Ps. 1.14 (Ps. 11.43 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares)

(1) See page 13 for average and end of period exchange rates for the first quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

April 22, 2010	Page 2

BALANCE SHEET

As of March 31, 2010, we had a cash balance of Ps. 14,681 million, including US$ 749 million denominated in U.S. dollars, an increase of Ps. 4,727 million compared to December 31, 2009, as a result of cash generated by our operations and unused cash reserves from new financing during the year.

As of March 31, 2010, total short-term debt was Ps. 2,586 million and long-term debt was Ps. 16,568 million. Total debt increased by Ps. 3,229 million compared with year-end 2009 mainly due to the issuance of a Yankee Bond in the amount of US$ 500 million, net of the maturity of a Certificado Bursátil in the amount of Ps. 2,000 million, both during February of 2010. Net debt decreased Ps. 1,498 million compared to year-end 2009, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 854 million. (1)

The weighted average cost of debt for the quarter was 5.8% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)

Mexican pesos	35.4%	39.2%
U.S. dollars	54.8%	3.0%
Colombian pesos	2.6%	100.0%
Venezuelan bolivars	1.2%	0.0%
Argentine pesos	6.0%	5.8%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015 +

% of Total Debt	11.7%	3.0%	20.7%	10.0%	7.3%	47.3%

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of March 31, 2010

Mar-10
Ps.

Income before taxes	3,183
Non cash charges to net income	1,169

4,352
Change in working capital	(1,239)

Resources Generated by Operating Activities	3,113

Investments	(957)
Debt increase	4,058
Other	(265)

Increase in cash and cash equivalents	5,949

Cash and cash equivalents at begining of period	7,841
Translation Effect	(607)
Cash and cash equivalents at end of period	13,183
Marketable securities	1,498
Cash, cash equivalents and marketable securities at end of period	14,681

April 22, 2010	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 2.0% to Ps. 8,305 million in the first quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for incremental revenues during the quarter. Average price per unit case reached Ps. 30.55, an increase of 2.6%, as compared to the first quarter of 2009, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 35.50, a 1.0% increase as compared to the same period in 2009.

Total sales volume decreased 0.4% to 271.3 million unit cases in the first quarter of 2010, as compared to the first quarter of 2009. The Coca-Cola brand in multi-serve and single-serve presentations grew 3%, driving an increase in sparkling beverages; and the still beverage category grew 6% mainly driven by the Jugos del Valle product line. These increases were offset by a 9% volume decline in our bottled water business, including bulk water.

Operating Income

Our gross profit decreased 1.8% to Ps. 4,004 million in the first quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 5.8% as a result of higher sweetener costs, which were partially offset by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased from 50.1% in the first quarter of 2009 to 48.2% in the same period of 2010.

Operating income decreased 16.6% to Ps. 1,112 million in the first quarter of 2010, compared to Ps. 1,334 million in the same period of 2009. Operating expenses grew 5.4% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 13.4% in the first quarter of 2010, compared to 16.4% in the same period of 2009.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 7,384 million in the first quarter of 2010, a decrease of 8.3% as compared to the same period of 2009 due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 36% due to pricing initiatives across the division and volume growth in Colombia and Central America.

Total sales volume in our Latincentro division increased 15.5% to 153.3 million unit cases in the first quarter of 2010 as compared to the same period of 2009. Volume growth resulted from (i) incremental water volumes, driven by the consolidation of the Brisa water business in Colombia, contributing approximately 55% of incremental volumes, (ii) a 7% increase in sparkling beverages across the division, mainly driven by an 8% increase in the Coca-Cola brand, representing approximately 40% of incremental volumes and (iii) the strong performance of the Jugos del Valle line of business in Colombia and Central America, representing the balance. Excluding the acquisition of Brisa in Colombia, the divisions’ total volumes would have grown 6.1% .

Operating Income

Gross profit reached Ps. 3,381 million, a decrease of 7.9% in the first quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 8.5% due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin expanded 20 basis points to 45.8% in the first quarter of 2010.

Our operating income increased 17.8% to Ps. 1,230 million in the first quarter of 2010, compared to the first quarter of 2009. Operating expenses decreased 18.2% due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew as a result of continued marketing expenses, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America; and higher labor costs in Venezuela. Our operating margin reached 16.7% in the first quarter of 2010, resulting in a 370 basis points expansion.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 24.8% to Ps. 7,906 million in the first quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 763 million during the quarter, revenues increased 24.6% to Ps. 7,143 million. Higher average prices per unit case and volume growth accounted for approximately 70% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented approximately 30% of incremental revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 17%.

Total sales volume in our Mercosur division increased 10.5% to 164.8 million unit cases in the first quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) 9% growth in sparkling beverages, driven by a 15% increase in the Coca-Cola brand in Brazil, accounting for approximately 75% of incremental volumes (ii) 60% growth in the still beverage category, driven by flavored water in Argentina and the Jugos del Valle line of business in Brazil, contributing close to 20% of incremental volumes, and (iii) a 15% increase in our bottled water category, representing the balance.

Operating Income

In the first quarter of 2010, our gross profit increased 23.6% to Ps. 3,330 million, as compared to the same period in 2009. Cost of goods sold increased 25.6% mainly due to higher cost of sweetener in the division which was partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 40 basis points to 42.1% in the first quarter of 2010.

Operating income increased 26.9%, reaching Ps. 1,176 million in the first quarter of 2010, as compared to Ps. 927 million in the same period of 2009. Operating expenses increased 21.9% mainly driven by higher labor and freight costs in Argentina. Our operating margin was 14.9% in the first quarter of 2010, an increase of 30 basis points as compared to the first quarter of 2009.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 6

RECENT DEVELOPEMENTS

  The exchange rate used to translate the financial statements from our Venezuelan subsidiary to our reporting currency, the Mexican peso, is 4.30 bolivars per US dollar. Previously, the financial statements from our Venezuelan subsidiary were translated using the exchange rate of 2.15 bolivars per US dollar.
  On April 14, 2010 – Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors and Committees for 2010. Shareholders approved the payment of a cash dividend in the amount of approximately Ps. 2,604 million. The dividend will be paid as of April 26, 2010, in the amount of Ps. 1.41 per each ordinary share, equivalent to Ps. 14.10 per ADS. In addition, shareholders approved the sum of Ps. 400 million as the maximum amount that can potentially be used for the share repurchase program during 2010.
  On April 14, 2010 – Coca-Cola FEMSA held an Extraordinary Shareholders Meeting during which its shareholders approved the amendment to the Company’s by-laws to reflect changes to the shareholder agreement between subsidiaries of The Coca-Cola Company and subsidiaries of Fomento Económico Mexicano, S.A.B. de C.V.. The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, and that the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others) shall continue requiring the vote of the majority of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.
  On April 16, 2010, we fully paid the Ps. 1,000 million 7 year Certificado Bursátil (KOF 03-3), issued on April 25, 2003. This maturity was paid down with the proceeds of the February 2010 Yankee Bond issuance and will be reflected on our balance sheet on the second quarter of 2010.

CONFERENCE CALL INFORMATION

Our first-quarter 2010 Conference Call will be held on: April 22, 2010, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through April 29, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 47320266.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

April 22, 2010	Page 7

Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%

Volume (million unit cases) (2)	589.4		554.2		6.3%
Average price per unit case (2)	38.54		39.29		-1.9%

Net revenues	23,476		22,386		4.9%
Other operating revenues	119		140		-15.0%

Total revenues	23,595	100%	22,526	100%	4.7%
Cost of goods sold	12,880	54.6%	12,083	53.6%	6.6%

Gross profit	10,715	45.4%	10,443	46.4%	2.6%

Operating expenses	7,197	30.5%	7,138	31.7%	0.8%

Operating income	3,518	14.9%	3,305	14.7%	6.4%

Other expenses, net	156		330		-52.7%

Interest expense	370		637		-41.9%
Interest income	81		71		14.1%

Interest expense, net	289		566		-48.9%
Foreign exchange loss	170		367		-53.7%
Gain on monetary position in Inflationary subsidiries	(146)		(86)		69.8%
Market value (gain) loss on ineffective portion of derivative instruments	(134)		91		-247.3%

Comprehensive financing result	179		938		-80.9%

Income before taxes	3,183		2,037		56.3%

Income taxes	950		626		51.8%

Consolidated net income	2,233		1,411		58.3%

Net controlling interest income	2,110	8.9%	1,327	5.9%	59.0%

Net non-controlling interest income	123		84		46.4%

Operating income	3,518	14.9%	3,305	14.7%	6.4%
Depreciation	639		708		-9.7%
Amortization and other operative non-cash charges	319		261		22.2%

EBITDA (3)	4,476	19.0%	4,274	19.0%	4.7%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
   As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

April 22, 2010	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Mar 10		Dec 09

Current Assets
Cash and cash equivalents	Ps.	13,183	Ps.	7,841
Marketable securities		1,498		2,113
Total accounts receivable		4,441		5,931
Inventories		4,591		5,002
Other current assets		2,097		2,752

Total current assets		25,810		23,639

Property, plant and equipment
Property, plant and equipment		52,483		58,640
Accumulated depreciation		(24,094)		(27,397)

Total property, plant and equipment, net		28,389		31,243

Other non-current assets		53,546		55,779

Total Assets	Ps.	107,745	Ps.	110,661

Liabilities and Sharekholders' Equity		Mar 10		Dec 09

Current Liabilities
Short-term bank loans and notes	Ps.	2,586	Ps.	5,427
Suppliers		8,089		9,368
Other current liabilities		6,249		8,653

Total Current Liabilities		16,924		23,448

Long-term bank loans		16,568		10,498
Other long-term liabilities		6,700		8,243

Total Liabilities		40,192		42,189

Shareholders' Equity
Non-controlling interest		2,404		2,296
Total controlling interest		65,149		66,176

Total shareholders' equity		67,553		68,472

Total Liabilities and Equity	Ps.	107,745	Ps.	110,661

As a result of the devaluation of the Venezuelan bolivar, the balance sheet of our Venezuelan subsidiary reflects a reduction, which originates a decrease of the shareholder’s equity by an amount of Ps. 3,700 million.

As of January 1, 2010, in accordance with Mexican Financial Reporting Standards, restricted cash is presented as part of other current assets (previously presented as part of cash and cash equivalents). December 2009 figures reflect this change for comparison purposes.

April 22, 2010	Page 9

Mexico Division
Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%

Volume (million unit cases)	271.3		272.4		-0.4%
Average price per unit case	30.55		29.78		2.6%

Net revenues	8,287		8,110		2.2%
Other operating revenues	18		31		-41.9%

Total revenues	8,305	100.0%	8,141	100.0%	2.0%
Cost of goods sold	4,301	51.8%	4,064	49.9%	5.8%

Gross profit	4,004	48.2%	4,077	50.1%	-1.8%

Operating expenses	2,892	34.8%	2,743	33.7%	5.4%

Operating income	1,112	13.4%	1,334	16.4%	-16.6%
Depreciation, amortization & other operative non-cash charges	454	5.5%	432	5.3%	5.1%

EBITDA (2)	1,566	18.9%	1,766	21.7%	-11.3%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%

Volume (million unit cases)	153.3		132.7		15.5%
Average price per unit Case	48.12		60.63		-20.6%

Net revenues	7,377		8,046		-8.3%
Other operating revenues	7		3		133.3%

Total revenues	7,384	100.0%	8,049	100.0%	-8.3%
Cost of goods sold	4,003	54.2%	4,377	54.4%	-8.5%

Gross profit	3,381	45.8%	3,672	45.6%	-7.9%

Operating expenses	2,151	29.1%	2,628	32.7%	-18.2%

Operating income	1,230	16.7%	1,044	13.0%	17.8%
Depreciation, amortization & other operative non-cash charges	326	4.4%	327	4.1%	-0.3%

EBITDA (2)	1,556	21.1%	1,371	17.0%	13.5%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges. Since June 2009, we integrated Brisa in the operations of Colombia.

April 22, 2010	Page 10

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results

	1Q 10	% Rev	1Q 09	% Rev	Δ%

Volume (million unit cases) (2)	164.8		149.1		10.5%
Average price per unit case (2)	42.77		37.71		13.4%

Net revenues	7,812		6,230		25.4%
Other operating revenues	94		106		-11.3%

Total revenues	7,906	100.0%	6,336	100.0%	24.8%
Cost of goods sold	4,576	57.9%	3,642	57.5%	25.6%

Gross profit	3,330	42.1%	2,694	42.5%	23.6%

Operating expenses	2,154	27.2%	1,767	27.9%	21.9%

Operating income	1,176	14.9%	927	14.6%	26.9%
Depreciation, Amortization & Other operative non-cash charges	178	2.3%	210	3.3%	-15.2%

EBITDA (3)	1,354	17.1%	1,137	17.9%	19.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 22, 2010	Page 11

SELECTED INFORMATION

For the three months ended March 31, 2010 and 2009

Expressed in millions of Mexican pesos.

	1Q 10		1Q 09

Capex	939.3	Capex	710.3

Depreciation	639.0	Depreciation	708.0

Amortization & Other non-cash charges	319.0	Amortization & Other non-cash charges	261.0

VOLUME

Expressed in million unit cases

	1Q 10					1Q 09

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	199.7	11.0	45.5	15.1	271.3	196.1	14.9	47.1	14.3	272.4
Central America	29.9	1.7	0.1	2.9	34.6	27.0	1.5	0.0	2.4	30.9
Colombia	45.2	6.8	7.9	4.5	64.4	40.4	2.3	2.3	3.6	48.6
Venezuela	49.6	3.1	0.4	1.2	54.3	49.0	2.0	0.6	1.6	53.2
Latincentro	124.7	11.6	8.4	8.6	153.3	116.4	5.8	2.9	7.6	132.7
Brazil	106.8	6.5	0.8	3.8	117.9	93.8	5.6	0.6	3.0	103.0
Argentina	42.2	0.3	0.3	4.1	46.9	42.9	0.4	0.2	2.6	46.1
Mercosur	149.0	6.8	1.1	7.9	164.8	136.7	6.0	0.8	5.6	149.1

Total	473.5	29.4	54.9	31.6	589.4	449.2	26.7	50.8	27.5	554.2

(1)Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

  Volume of Colombia, Latincentro division, and Consolidated includes three months of Brisa’s operation, accounting for 12.5 million unit cases.

April 22, 2010	Page 12

March 2010
Macroeconomic Information

		Inflation (1)
	LTM	1Q 2010	YTD

Mexico	4.96%	2.40%	1.03%
Colombia	1.83%	1.78%	1.94%
Venezuela	26.22%	5.80%	4.81%
Brazil	5.30%	2.31%	1.15%
Argentina	9.66%	3.47%	1.61%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 10	1Q 09	Δ%

Mexico	12.7997	14.3623	-10.9%
Guatemala	8.1855	7.9545	2.9%
Nicaragua	20.9678	19.9693	5.0%
Costa Rica	556.9514	566.4632	-1.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,948.0475	2,411.8284	-19.2%
Venezuela	4.1613	2.1500	93.5%
Brazil	1.8024	2.3113	-22.0%
Argentina	3.8390	3.5432	8.3%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Mar 10	Mar 09	Δ%

Mexico	12.4640	14.3317	-13.0%
Guatemala	7.9861	8.1135	-1.6%
Nicaragua	21.0927	20.0883	5.0%
Costa Rica	528.7800	568.3500	-7.0%
Panama	1.0000	1.0000	0.0%
Colombia	1,928.5900	2,561.2100	-24.7%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.7810	2.3152	-23.1%
Argentina	3.8780	3.7200	4.2%

April 22, 2010	Page 13

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: April 22, 2010	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer